Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V81941 - Z91787 For Against Abstain O O O REE AUTOMOTIVE LTD. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, AND 3. PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no “personal interest” in any of the items that are proposed for approval at th e Annual General Meeting of shareholders, except for a “personal interest” of which you have notifie d th e Company about in writing, as required under the Israeli Companies Law 5759 - 1999 . For further information, please see the Proxy Statement . The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof . Note : Please sign exactly as name appears hereon . When shares are held by joint owners, both should sign . When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such . 1 . To re - elect each of Mr . Carlton Rose, Mr . Hicham Abdessamad, Mr . Ittamar Givton, Mr . Rajesh Goel, Ms . Ayellet (Mimi) Zemah, Mr . Ahishay Sardes, and Mr . Daniel Barel to serve as a director of the Company, each to hold office until the close of business on the date of the next annual general meeting of shareholders and until his respective successor is duly elected and qualified, or until such individual earlier resignation or retirement . 2 . To approve an amendment to the Company’s Amended and Restated Articles of Association to increase the authorized share capital of the Company by 20 , 000 , 000 Class A Ordinary Shares, such that following the increase, the authorized share capital shall consist of 75 , 333 , 333 Class A Ordinary Shares, without par value, and 2 , 780 , 570 Class B Ordinary Shares, without par value . For Against Abstain 3. To approve the re - appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young O O O Global, as the Company’s independent registered public accounting firm for the year ending December 31 , 2025 , and its service until the next annual general meeting of shareholders and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm . O O O Mr. Carlton Rose 1a. O O O Mr. Hicham Abdessamad 1b. O O O Mr. Ittamar Givton 1c. O O O Mr. Rajesh Goel 1d. O O O Ms. Ayellet (Mimi) Zemah 1e. O O O Mr. Ahishay Sardes 1f. O O O Mr. Daniel Barel 1g. SCAN TO VIEW MATERIALS & VOTE ڀ REE AUTOMOTIVE LTD. KIBBUTZ GLIL - YAM 4690500 ISRAEL VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on January 21 , 2026 . Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on January 21 , 2026 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by January 21 , 2026 .

V81942 - Z91787 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders: Copies of the notice, proxy statement, and this proxy card are available at www.proxyvote.com (Continued and to be marked, dated and signed, on the other side) PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS REE AUTOMOTIVE LTD. The undersigned appoints Mr . Daniel Barel and Mr . Hai Aviv, or either of them, as proxies, each with the power to appoint his substitute, and authorize(s) each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares (Class A ordinary shares and Class B ordinary shares) of REE Automotive Ltd . that the shareholder(s) is/are entitled to vote as of the close of business on December 11 , 2025 at the Annual General Meeting of Shareholders to be held at 12 : 00 p . m . Israel time, on January 15 , 2026 , at the Company’s headquarters at Kibbutz Glil - Yam, Israel, and any adjournment or postponement thereof . THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN . TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS . Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company . Any and all proxies given by the undersigned prior to this proxy are hereby revoked .